U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

November 18, 2022

Via Electronic Mail

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	U-BX Technology Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated November 9, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comment in this response. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 9 to Registration Statement on Form F-1

Cover Page

1)	You disclose that your offering is contingent upon listing your ordinary shares on Nasdaq or “another national exchange.” Please reconcile this with your subsequent disclosure on your cover page that if your Nasdaq listing “is not approved, we will not complete this offering.” We also note that your underwriting agreement contemplates listing on the NYSE Amex or Nasdaq. Please advise whether you intend to pursue listing on NYSE Amex if your Nasdaq listing is denied. Please ensure your disclosure is consistent with your underwriting agreement and revise your registration statement as applicable.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised our cover page and underwriting agreement to clarify that we intend to pursue listing on Nasdaq only, and our offering is contingent upon listing our ordinary shares on Nasdaq.

2)	To the extent you intend to proceed with your offering if your Nasdaq listing is denied, revise your cover page to indicate that the offering is not contingent on Nasdaq approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

RESPONSE: We note the Staff’s comment and respectfully advise that we revised the cover page to clarify that the offering is contingent on Nasdaq’s approval of our listing application and that we will not proceed with the offering if the Nasdaq listing is denied.

Our Customers and Suppliers, page 8

3)	We note your disclosure on page F-18 that as of June 30, 2022, nearly all of your advances to referral partners are made to four partners. Please describe the nature and extent of these referrals in your prospectus. You also state on page F-10 that “[a]dvances to suppliers consist of advances to referral partners.” Advise whether the referrals are concentrated among the four suppliers identified on page 9 of your registration statement. Further, tell us whether a limited number of referral partners presents a concentration risk to your business and include appropriate risk factor disclosure if so.

RESPONSE: We note the Staff’s comment and respectfully clarify that upon discussion with our auditor, we reverted reference of “referral partners” back to “suppliers” throughout the Amendment as the two terms refer to the same group of suppliers. We added a risk factor discussing the risk of having a limited number of suppliers on page 49 of the Amendment.

Risk Factors

Risks Related to Our Ordinary Shares and this Offering, page 49

4)	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. We further note that you revised your existing risk factor disclosure on page 49 about volatility. Please revise to include a separate risk factor to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. In both the risk factor and its caption, clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

RESPONSE: We note the Staff’s comment and respectfully advise that we have added a separate risk factor to address the potential for rapid and substantial price volatility. We have also included potential risks particular to our offering, and discussed the risks to investors when investing in stock where the price is changing rapidly. The new risk factor can be found on page 50 of the Amendment.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Advances to Referral Partners, page F-10

5)	We note your advances to suppliers consist of advances to referral partners for services that have not been provided or received. We further note that the advances from customers is recorded as current liability as of June 30, 2022. Please help us better understand the nature of your advances to referral partners and advances from customers. Explain whether you received and paid cash in connection with these advances to referral partners and customers.

RESPONSE: We note the Staff’s comment and respectfully advise that some of our insurance institution clients made advance payments to us based on their service procurement schedule. The advance from our customers is to purchase future digital promotion services from us. We made advance payments to our suppliers to book their services and lock in price. The advance to suppliers is to purchase online traffic promotions from the suppliers. We both received and paid cash in connection with these advances.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Miingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer

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